November 9, 2010

Mr. Lyn Shenk

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	The Walt Disney Company
File No. 001-11605 Form 10-K for the fiscal year ended October 3, 2009

Dear Mr. Shenk:

This letter responds to the comments contained in your letter dated October 15, 2010 with respect to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended October 3, 2009. The numbered items below correspond to the numbered comments in your letter with the text in bold repeating the SEC staff’s original comment (excluding sub-points to the examples in the first comment). For convenience, the terms “Company”, “our” and “we” are used to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

Form 10-K for Fiscal Year Ended October 3, 2009

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Business Segment Results, page 31

1.	We note your response to our prior comment one. In two conversations with you at your request, we discussed with you at length specific examples of your MD&A disclosure that should be improved to provide investors with meaningful information regarding your results of operations. In your response to our prior comment, you state that you are committed to providing investors with information that enhances their understanding of your results of operations. However, it appears that your response and disclosure in subsequent interim filings did not address any of the examples we discussed with you at length. We continue to believe that your disclosure should be revised and expanded to provide investors with an appropriate level of detail to assess and understand your results of operations and to sufficiently highlight all material factors that caused changes in segment results. The following reiterates examples of your disclosure we believe should be improved:

1)	Individual factors that caused changes in accounts that were not quantified to enable investors to have a perspective of the contribution of each to the overall change.

2)	Comparative quantification of components of revenues and expenses in tables (along with dollar and percentage changes), rather than in narrative form, that is more transparent and user-friendly.

3)	Known trend impacting results of operations not analyzed or quantified.

4)	Dollar amount that a component changed without providing the beginning or ending amount of the component or the percentage amount the change represents to enable investors to understand the relative magnitude of the component.

5)	Price and/or volume changes affecting revenue without quantifying the effect of either.

6)	Inconsistent disclosures of subcomponents within a segment.

7)	Clarification of disclosures.

8)	Lack of meaningful discussion of the drivers underlying variances.

Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure that addresses each of the categories of issues indentified above. If you continue to believe that any identified point does not provide meaningful disclosure for investors, please explain to us in clear detail the basis for your belief in regards to that specific point.

Company Response

As agreed in our discussions with you, the Company will provide a comparative table for each segment that presents major revenue and expense components in arriving at segment operating income and will quantify material drivers of year over year variances when appropriate beginning with our Form 10-K for the fiscal year ended October 2, 2010. The Company’s updated MD&A disclosure format, applied to our previously reported fiscal 2009 MD&A, is attached.

With respect to your request in item 3 to address trends relating to costs of sports programming contracts, in light of continued experience in negotiating contracts for the acquisition of sports rights and for the carriage of our networks by multi-video service providers (“MSVPs”), and the long-term nature of these contracts, we believe that the relevant disclosure regarding sports rights costs is not the year-to-year increase in these costs, but the risk that from time to time contractual increases in our revenue from fees we charge to MVSPs will not be sufficient to cover contractual increases in costs for sports rights, a risk that we have disclosed in the risk factors of our 2009 Form 10-K. Accordingly, as discussed with you, we no longer intend to include the referenced disclosure in our MD&A.

With respect to your request in item 7 to clarify the definition of certain terms, the Company will include disclosure in its future filings to clarify that: (a) “gains on securitized sales of ownership interests” at Disney Vacation Club refers to the gains that the Company realized upon the sale of the mortgage receivables that arose from the sales of vacation club interests and (b) “net effective pricing” at Studio Entertainment is the wholesale selling price of the product adjusted for any discounts, sales incentives and returns.

Form 10-Q For the Quarter Ended January 2, 2010

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3. Acquisitions, page 9

2.	We note your response to our prior comment 3. Pursuant to ASC paragraph 820-10-35-41 a quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. Please explain to us why you believe the price of shares of UTV traded on Indian stock exchanges is not representative of its fair value. Additionally, tell us (i) the fair value of UTV using the income approach, (ii) the fair value based on shares traded on the Indian stock exchanges (iii) the carrying value of your investment, each as of the same most recent date available and (iv) how long has the carrying value exceeded the current trading value.

Company Response

In determining the fair value of our investment in UTV, we applied the framework of ASC 820, Fair Value Measurements and Disclosures (ASC 820) and concluded that the price of shares of UTV traded on Indian stock exchanges is not representative of fair value because such stock exchanges do not represent the “Principal Market” for a long term strategic investor like Disney. Rather, we considered the guidance in ASC 820-10-35-5 which requires that the assessment of the “Principal Market” be made from the perspective of the Company. The Company acquired its investment in UTV as a means to enter into the Indian Media and Entertainment market as it expands its presence in significant and growing foreign markets. This acquisition resulted from a privately negotiated sale transaction with another strategic party. Should the Company consider the sale of its interest it would likely do so with another strategic investor rather than transacting on the Indian stock exchange. As a result, we concluded the “Principal Market” to be one that is comprised of strategic investors who value, among other things, (a) the growth potential of a media and entertainment company in the developing Indian market, (b) the scarcity of entertainment and media companies in this geographic region, (c) the synergies that could be obtained by a strategic investor, and (d) the significant influence an investor could have over the investee with such a strategic investment.

As required by ASC 820-10-35-24, subsequent to identifying the “Principal Market”, we determined the most appropriate valuation technique to apply in this circumstance was the “Income Approach”. We believe this technique best represents the approach other market participants would use for this strategic investment.

As of October 2, 2010, the date of our fiscal year end, the fair value of our investment in UTV was US$234 million based on the income approach compared with a value of $244 million based on the closing price of UTV shares on the Bombay Stock Exchange and a carrying value for our financial statement purposes of $230 million.

The carrying value exceeded the trading value from the quarter ended December 27, 2008 to the quarter ended July 3, 2010. As noted above, the UTV trading price has recovered substantially and now exceeds both the carrying value and fair value determined with the income approach. Since the UTV carrying value has significantly exceeded the trading price in the past and may do so again in future periods because we continue to use the income approach to determine fair value, we will provide additional disclosure in future filings to explain why we believe the income approach should be used rather than the trading price in determining the fair value of our investment in UTV.

Form 10Q for Fiscal Quarter Ended July 3, 2010

Notes to Condensed Consolidated Financial Statements

Note 11. Commitments and Contingencies

Legal Matters, page 15

3.	You disclose in the Celador International case a verdict on July 7, 2010 against subsidiaries of the company that awarded the plaintiff $269.4 million. Please tell us if you accrued the amount of the award.

Company Response

The Company did not accrue the amount of the jury award because we have determined that the applicable standard relating to probability of loss for recording a reserve (as established in ASC 450-20-25 Recognition of Loss Contingencies) has not been met with respect to this litigation.

As further clarification, the Company will add the following to its existing disclosure: The Company has determined that it does not have a probable loss under the applicable accounting standard relating to probability of loss for recording a reserve with respect to this litigation and therefore has not recorded a reserve.

Management’s Discussion and Analysis

Financial Condition

Operating Activities, page 37

4.	We note that cash provided by operations increased by 22% in the current year period compared to the corresponding prior year period without substantive analysis of the increase. Please tell us and disclose in terms of cash the significant factors, quantified as appropriate, underlying this increase. Please note that reference to results, prepared on the accrual basis of accounting, does not provide a sufficient basis for a reader to fully understand and analyze cash flows of operations in terms of cash without discussion of the significant reasons and related underlying drivers in terms of cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Company Response

Per our discussion with you, in future filings we will continue to apply the above referenced guidance in preparing our disclosures regarding cash provided by operations and identify drivers in terms of cash rather than only using accrual based accounting results.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 560-5054 should you wish to discuss the contents of this letter.

Sincerely,

/s/ Brent A. Woodford
Brent A. Woodford
Senior Vice President, Planning & Control

cc:	James A. Rasulo, Senior Executive Vice President and Chief Financial Officer

DRAFT

BUSINESS SEGMENT RESULTS – 2009 vs. 2008

Media Networks

Operating results for the Media Networks segment are as follows:

	Year Ended						% Change Better / (Worse)
(in millions)	October 3, 2009			September 27, 2008
Revenues
Affiliate Fees	$	x,xxx		$	x,xxx		x	%
Advertising		x,xxx			x,xxx		(x	) %
Other		x,xxx			x,xxx		xx	%

Total revenues		16,209			15,857		2%
Operating expenses		(x,xxx	)		(x,xxx	)	(x	) %
Selling, general, administrative and other		(x,xxx	)		(x,xxx	)	(x	) %
Depreciation and amortization		(xxx	)		(xxx	)	(xx	) %
Equity in the income of investees		xxx			xxx		(x	) %

Operating Income		$4,765			$4,981		(4)%

Revenues

The increase in Affiliate Fees, which are generally derived from fees charged on a per-subscriber basis, was due to contractual rate increases and subscriber growth at Cable Networks of $xxx million and $xxx million, respectively, and the impact of the additional week of operations of $xx million.

Lower advertising revenues were due to decreases at Broadcasting of $xxx million and Cable Networks of $xxx million. The decrease at Broadcasting reflected a decrease of $xxx million due to lower network ratings and a decrease of $xxx million in local television advertising. The decrease at Cable Networks reflected a decrease of $xxx million due to fewer units sold, partially offset by an increase of $xxx million due to higher rates.

Other revenues increased $xxx million at Broadcasting and $xx million at Cable Networks. The increase at Broadcasting reflected higher international and domestic sales of programs driven by Grey’s Anatomy, Private Practice, and Criminal Minds.

Costs and Expenses

Operating expense includes an increase in programming and production spending of $xxx million from $x,xxx million to $x,xxx million. At Cable Networks an increase in programming and production spending of $xxx million was driven by higher sports rights costs and increased entertainment programming costs due to more original series. Higher sports rights costs were due to contractual rate increases for key contracts and costs of new and renewed contracts for college and international sports programming. At Broadcasting the increase in programming and production spending of $xxx million was driven by more hours of original scripted primetime programming and higher production cost amortization related to program sales.

The increase in selling, general, administrative and other costs and expenses was driven by a bad debt charge in connection with a bankruptcy of a syndication customer, partially offset by a decrease in marketing and sales expense.

CONFIDENTIAL

DRAFT

Segment Operating Income

Segment operating income decreased 4%, or $216 million, to $4.8 billion. The decrease was primarily due to lower advertising sales, higher programming costs and the syndication customer bad debt charge, partially offset by higher affiliate fees, increased program sales and lower marketing and sales expense.

The following table provides supplemental revenue and operating income detail for the Media Networks segment:

	Year Ended		% Change
(in millions)	October 3, 2009	September 27, 2008	Better / (Worse)
Revenues
Cable Networks	$10,555	$10,041	5%
Broadcasting	5,654	5,816	(3)%

	$16,209	$15,857	2%

Segment operating income
Cable Networks	4,260	4,139	3%
Broadcasting	505	842	(40)%

	$4,765	$4,981	(4)%

CONFIDENTIAL

DRAFT

Parks and Resorts

Operating results for the Parks and Resorts segment are as follows:

	Year Ended						% Change
(in millions)	October 3, 2009			September 27, 2008			Better / (Worse)
Revenues
Domestic	$	x,xxx		$	x,xxx		(x	)%
International		x,xxx			x,xxx		(xx	)%

Total revenues		10,667			11,504		(7)%
Operating expenses		(x,xxx	)		(x,xxx	)	x	%
Selling, general, administrative and other		(x,xxx	)		(x,xxx	)	x	%
Depreciation and amortization		(x,xxx	)		(x,xxx	)	x	%

Operating Income		$1,418			$1,897		(25)%

Revenues

Parks and Resorts revenues decreased 7%, or $837 million, to $10.7 billion due to decreases of $531 million at our domestic operations and $306 million at our international operations.

The decline in our domestic operations reflected lower guest spending of $xxx million due to lower average ticket prices, decreased merchandise spending and lower average daily hotel room rates. In addition, lower gains on securitized sales of vacation club ownership interests were partially offset by an increase in revenue recognition in connection with the completion of a vacation club property.

The decrease in our international operations reflected the unfavorable impact of foreign currency translation of $xxx million as a result of the strengthening of the U.S. dollar against the Euro at Disneyland Paris.

The following table presents attendance, per capita theme park guest spending, and hotel statistics for our domestic and international properties:

	Domestic		International		Total
	Fiscal Year 2009	Fiscal Year 2008	Fiscal Year 2009	Fiscal Year 2008	Fiscal Year 2009	Fiscal Year 2008
Parks
Increase/ (decrease)
Attendance	2%	2%	1%	6%	2%	3%
Per Capita Guest Spending	(6)%	3%	(12)%	13%	(7)%	5%
Hotels (1)
Occupancy	87%	89%	85%	89%	86%	89%
Available Room Nights (in thousands)	9,549	9,367	2,473	2,472	12,022	11,839
Per Room Guest Spending	$214	$233	$261	$294	$223	$246

(1)

Per room guest spending consists of the average daily hotel room rate as well as guest spending on food, beverages and merchandise at the hotels. Hotel statistics include rentals of Disney Vacation Club units.

CONFIDENTIAL

DRAFT

Costs and Expenses

Operating expense included a decrease in operating labor of $xxx million from $x,xxx million to $x,xxx million driven by savings from cost mitigation activities, partially offset by labor cost inflation and a decrease in costs of sales of $xx million from $x,xxx million to $x,xxx million due to decreased sales volume, partially offset by expense recognition in connection with the completion of a vacation club property. In addition to these decreases, operating expense reflected a $xxx million reduction from the favorable impact of foreign currency translation as a result of the strengthening of the U.S. dollar against the Euro.

The decrease in selling, general, administrative and other costs and expenses was driven by savings from cost mitigation activities.

Segment Operating Income

Segment operating income decreased 25%, or $479 million, to $1.4 billion, due to decreases at our domestic operations and at Disneyland Paris.

CONFIDENTIAL

DRAFT

Studio Entertainment

Operating results for the Studio Entertainment segment are as follows:

	Year Ended						% Change
(in millions)	October 3, 2009			September 27, 2008			Better / (Worse)
Revenues
Theatrical distribution	$	x,xxx		$	x,xxx		x	%
Home Entertainment		x,xxx			x,xxx		(xx	)%
Television distribution and other		x,xxx			x,xxx		(xx	)%

Total revenues		6,136			7,348		(16)%
Operating expenses		(x,xxx	)		(x,xxx	)	x	%
Selling, general, administrative and other		(x,xxx	)		(x,xxx	)	x	%
Depreciation and amortization		(xx	)		(xx	)	(xx	)%
Equity in the income of investees		(x	)		x		x	%

Operating Income		$175			$1,086		(84)%

Revenues

The increase in theatrical distribution was due to the success of key films released in the current year. Key releases included UP and The Proposal in the current year and National Treasure 2 and WALL-E in the prior year.

The decrease in home entertainment revenues was primarily due to lower unit sales of approximately $xxx million and net effective pricing of approximately $xxx million, reflecting the overall decline in the DVD market and the strength of Pirates of the Caribbean: At World’s End in fiscal 2008. Significant other titles included WALL-E and The Chronicles of Narnia: Prince Caspian in fiscal 2009 while fiscal 2008 included Ratatouille, National Treasure 2: Book of Secrets and Enchanted.

The decrease in television distribution and other of $xxx million reflected fewer significant titles in fiscal 2009 at television distribution and the strong performance at our music distribution business of the Hannah Montana concert tour and Miley Cyrus and Jonas Brothers CD titles in fiscal 2008.

Cost and Expenses

Operating expenses included a decrease in film cost amortization of $xxx million from $x,xxx million to $x,xxx million and a decrease in cost of goods sold of $xx million from $xxx million to $xxx million, both of which were driven by a decline in DVD unit sales at home entertainment. These decreases were partially offset by higher film cost write-downs.

Selling, general, administrative and other cost and expenses reflected a decrease in marketing costs reflecting a decline in DVD unit sales at home entertainment and the absence of costs associated with the Hannah Montana concert tour in fiscal 2008 at our music distribution business, partially offset by higher marketing costs in theatrical for fiscal 2009 releases.

Segment Operating Income

Segment operating income decreased 84%, or $911 million, to $175 million primarily due to decreases at worldwide home entertainment and worldwide television distribution and higher film cost write-downs.

CONFIDENTIAL

DRAFT

Consumer Products

Operating results for the Consumer Products segment are as follows:

	Year Ended						% Change
(in millions)	October 3, 2009			September 27, 2008			Better / (Worse)
Revenues
Licensing and publishing	$	x,xxx		$	x,xxx		(x	)%
Retail stores and other		xxx			xxx		xx	%

Total revenues		2,425			2,415		—%
Operating expenses		(x,xxx	)		(xxx	)	(xx	)%
Selling, general, administrative and other		(xxx	)		(xxx	)	x	%
Depreciation and amortization		(xx	)		(xx	)	(xx	)%
Equity in the income of investees		x			x		x	%

Operating Income		$609			$778		(22)%

Revenues

The decrease in licensing and publishing revenue was due to lower earned royalty revenue of $xxx million across multiple product categories due to the difficult retail environment as well as the strength of Hannah Montana and High School Musical properties in fiscal 2008 and lower magazine sales driven by the closure of Wondertime magazine.

The increase at our retail stores was primarily due to the inclusion of seven additional months of operations at the Disney Stores North America which was acquired during the third quarter of fiscal 2008 contributing an increase in revenue of $xxx million, partially offset by a $xx million reduction from the impact of foreign currency translation at The Disney Stores Europe as a result of the strengthening of the U.S. dollar against the British pound and Euro.

Costs and Expenses

Operating expenses included an increase in cost of goods sold, the most significant of the operating expenses, of $xxx million, from $xxx million to $xxx million, as well as other cost increases due to the acquisition of the Disney Stores North America in the third quarter of fiscal 2008. This increase was partially offset by a favorable impact of foreign currency translation at The Disney Store Europe as a result of the strengthening of the U.S. dollar against the British pound and Euro and lower cost of sales and other operating costs at Publishing driven by the closure of Wondertime magazine.

The decrease in selling, general, administrative and other reflected cost savings driven by the closure of Wondertime magazine.

Segment Operating Income

Segment operating income decreased 22%, or $169 million, to $609 million due to lower results at our licensing and retail businesses, which reflected the adverse impact of a full year of company-owned operations at the Disney Stores North America in fiscal 2009 whereas fiscal 2008 included five months of company-owned operations and seven months of licensed operations.

CONFIDENTIAL

DRAFT

Interactive Media

Operating results for the Interactive Media segment are as follows:

	Year Ended						% Change
(in millions)	October 3, 2009			September 27, 2008			Better / (Worse)
Revenues
Games and subscriptions	$	xxx		$	xxx		(x	)%
Advertising and other		xxx			xxx		xx	%

Total revenues		712			719		(1)%
Operating expenses		(xxx	)		(xxx	)	(x	)%
Selling, general, administrative and other		(xxx	)		(xxx	)	(x	)%
Depreciation and amortization		(xx	)		(xx	)	(x	)%
Equity in the income of investees		x			(x	)	x	%

Operating Loss		$(295)			$(258)		(14)%

Revenues

The decrease in games and subscription revenue of $xx million was driven by lower sales of self-published video games reflecting decreased net effective pricing and unit sales and lower licensing revenue primarily due to the performance of WALL-E, Cars and Ratatouille in fiscal 2008, partially offset by increased subscription revenues at Club Penguin. Significant titles in fiscal 2009 included High School Musical 3, Sing It and Bolt as compared to fiscal 2008, which included High School Musical, Turok, Hannah Montana 2 and Pure.

The increase in advertising and other revenue was driven by an increase at our mobile phone service business in Japan, which was launched in the second quarter of fiscal 2008.

Costs and Expenses

The increase in operating expenses includes an increase in cost of goods sold of $xx million from $xxx million to $xxx million, which was primarily due to higher unit cost of sales and distribution costs. Higher unit cost of sales included costs for bundled accessories and music royalties for certain current year game titles.

The increase in selling, general, administrative and other cost and expenses was driven by inflation.

Segment Operating Loss

Segment operating loss increased 14%, or $37 million, to $295 million driven by lower results at Disney Interactive Studio partially offset by improved results at Disney Online.

CONFIDENTIAL